Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2860 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

April 16, 2014

By Edgar and Hand Delivery

Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation
Form N-2/A
Filed March 11, 2014
File Nos.: 333-192857 and 814-00866

Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No.: 814-00866

Dear Ms. Vroman-Lee and Ms. Fettig:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Fettig in a conversation with Jonathan Talcott, company counsel, on Friday, March 21, 2014 with respect to the Company’s Registration Statement (the “Registration Statement”) on Form N-2/A filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2014, and the Annual Report on Form 10-K filed by the Company with the Commission on March 7, 2014.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We understand from Ms. Fettig that certain of these comments affect the Company’s filings on a going-forward basis only. We will provide courtesy copies of Pre-effective Amendment No. 2 to the Registration Statement, as filed and marked to show changes from Pre-effective Amendment No. 1 to the Registration Statement.

Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

I. Response to Comments Regarding the Registration Statement on Form N-2/A

1. Please represent that prior to any offering of debt investments other than “plain vanilla” offerings, the Company will file and have declared effective a post-effective amendment to the Registration Statement relating to such offering.

Response:

The Company represents that prior to any offering of debt investments other than “plain vanilla” offerings, the Company will file and have declared effective a post-effective amendment to the Registration Statement relating to such offering.

2. To the extent that the cap on administrative expenses referenced in footnote 7 to the Fees and Expenses Table (p. 9) no longer applies to the current fiscal year, please revise the Fees and Expenses Table and footnote 7 to reflect no cap on such expenses.

Response:

The Company has revised pages 8 and 9 of Amendment No. 2 to the Registration Statement to reflect that there is no cap on administrative expenses for the current fiscal year.

3. The Staff will separately provide a spreadsheet calculating the amounts in the Example on page 10. Please supplementally explain the differences in the amounts shown in the table on page 10 and revise if necessary.

Response:

The Company has reviewed the Staff’s calculations and respectfully submits that the Company’s calculations in the Example on page 10 are correct. The Staff calculated the estimated expenses assuming a 9.23% total annual expense ratio (as set forth in the Fees and Expenses Table). However, the 9.23% expense ratio includes incentive fees payable under the Investment Advisory Agreement. Such expenses would not exist in the scenario set forth in the Example on page 10 because the assumed 5% return would not exceed the hurdle rate and there would be no incentive fee paid on such returns.

4. Please disclose whether the 4.1% in footnote 2 to the table on page 19 is a fixed rate or a variable rate. See Form N-2 Item 8.3, Instruction 3.

Response:

The Company has revised page 19 of Amendment No. 2 to the Registration Statement to disclose that the 4.1% in footnote 2 to the table on page 19 is a variable rate.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

5. Please disclose the Company’s secured borrowings in the senior securities table on page 60, or explain why secured borrowings are omitted.

Response:

The Company respectfully submits that the “secured borrowings” reflected in the Company’s financial statements are not senior securities as defined in the Investment Company Act of 1940, and therefore are omitted from the senior securities table. The “secured borrowings” are actually portfolio company partial loan sales that do not qualify for sale accounting treatment under FASB ASC Topic 860 because the transactions do not meet the definition of a “participating interest” as defined in that guidance.  As a result, and for accounting purposes only, these loan sales are identified as secured borrowings in the Company’s financial statements.  Under Section 18(g) of the 1940 Act, the partial loan sales do not represent “any bond, debenture, note, or similar obligation or instrument constituting a security or evidencing indebtedness,” or “any stock of a class having priority over any other class as to distribution of assets or payment of dividends” of the Company, and therefore the Company believes they are appropriately excluded from the senior securities table.

6. Please expand the disclosure on page 76 regarding portfolio companies in which the Company’s investment represents greater than 5.0% of the Company’s total assets consistent with Form N-2 Item 8.6.a, Instruction 1.

Response:

The Company has revised page 75 of Amendment No. 2 to the Registration Statement as requested.

7. In regards to the calculation of management fee on page 85, please explain how secured borrowings are treated in calculating the management fee.

Response:

Per the Investment Management and Advisory Agreement, the management fee is calculated based on total assets (including assets purchased with borrowed amounts and not including cash). We follow U.S. GAAP in calculating total assets. As such, the Company does not consider secured borrowings that result from ASC 860 when calculating the base management fee, as secured borrowings are liabilities under U.S. GAAP.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

8. On pages 97-99, please conform tables to those used in the Company’s proxy statement filed May 22, 2013.

Response:

The Company has revised page 96 of Amendment No. 2 to the Registration Statement as requested.

II. Response to Comments Regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

1. On page 3, in the third paragraph, the Company discloses net proceeds from its initial public offering net of “offering costs.” Please clarify the term “offering costs” in light of the fact that the Advisor paid the costs of the offering.

Response:

The Company acknowledges the Staff’s comment. In future filings, the Company will replace “net of offering costs” with “net of underwriting discounts and commissions.”

2. On page 14, the Company discloses that MC Advisors will not be paid an income incentive fee on any distribution that is characterized as a return of an investor’s capital. Please clarify whether this is referring to distributions of the Company or of its portfolio companies. Please clarify how returns of capital affected the incentive fee calculation in 2013.

Response:

The Company will replace the referenced clause in future filings with: “Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized.”

Consolidated Statements of Assets and Liabilities, page F-3

3. Per Regulation S-X, Rule 6-04, Sec. 12, please separately disclose any payables to officers and directors.

Response:

The Company will disclose payables to officers and directors, if any, in future filings in Note 5—Transactions with Related Parties. As of December 31, 2013, the Company had an immaterial amount ($72,000) payable to directors as directors’ compensation and fees, and none due to officers, who receive no compensation from the Company.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

4. Per Regulation S-X, Rule 6-04, Sec. 12, please separately disclose the services fee paid to the Administrator.

Response:

The Company respectfully notes that the services fee paid to MC Management is disclosed separately in Note 5. The Company will add clarifying language in future filings to clearly differentiate those administrative expenses that were subject to the administrative fee cap under the Administration Agreement and those actually reimbursed to MC Management for overhead and salary allocation.

5. Per Regulation S-X, Rule 6-04, Sec. 15, please add a Commitments and Contingencies line item and add parenthetical disclosure to reference the Note to the Financial Statements that discloses such line item.

Response:

As requested, the Company will add a Commitments and Contingencies line item and related parenthetical disclosure in the Consolidated Statements of Assets and Liabilities in its future filings.

6. In reference to the “Cash and Cash Equivalents” line item, please disclose the nature of any holdings that are not cash. Such holdings also should be disclosed in the Schedule of Investments. Any fees and expenses paid related to cash equivalent investments such as money market funds should be factored into the Fees and Expenses Table in the Company’s prospectus.

Response:

Since inception, the Company has not utilized “cash equivalents” and will remove reference to “cash equivalents” in future filings to avoid confusion.

Consolidated Statements of Operations, page F-4

7. Per Regulation S-X, Rule 6-07, Sec. 2(b), if any one item in “Interest and other debt financing expenses” or “General and administrative expenses” represent more than 5% of Total Expenses, please break out into a separate item or describe separately in the Notes to the Financial Statements.

Response:

The Company will make the requested disclosure in future filings in Note 6 in its Consolidated Financial Statements.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

Consolidated Statements of Changes in Net Assets, page F-5

8. Please break out the returns of capital from the stockholder distributions. See Regulation S-X, Rule 6-09 and Audit Guide of Investment Companies, Chapter 7, Paragraph 137(c). Please make the conforming change to the Financial Highlights (Note 11). See Form N-2 Item 4.

Response:

The Company will break out the returns of capital from the stockholder distributions in the Consolidated Statements of Changes in Net Assets and the financial highlights in future filings.

Consolidated Schedule of Investments, page F-7 through F-10

9. If any holdings are non-income producing, please identify them as such in the Schedule of Investments. See Regulation S-X, Rule 12-12, footnote 5.

Response:

The Company represents that as of December 31, 2013, no loans were non-income producing (i.e. no positions were on non-accrual status, as disclosed in Note 2 to the consolidated financial statements). The Company will identify non-income producing holdings, if any, in future filings.

10. Footnote (b) to the Schedule of Investments states that the “Spread Above Index” and the “Interest Rate” columns are weighted averages as of December 31, 2013. Please revise to use snapshot interest rates as of December 31, 2013.

Response:

The Company submits that the cited interest rates were mislabeled as weighted averages and were instead current interest rates at December 31, 2013. The Company will revise footnote (b) to state that the rates are as of the stated date in future filings. There is not a material difference between the current and weighted average interest rates.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

11. Please disclose PIK interest in the Schedule of Investments itself, and not just in the footnotes.

Response:

The Company will make the requested disclosure in future filings.

12. In regards to footnote (g), please provide details regarding the PIK fee paid upon termination of the commitment and how it works.

Response:

The Company will revise its disclosure in footnote (g) in future filings to state: “The PIK portion of the interest rate for Landpoint LLC represents a fee payable to the Company upon the termination of the commitment. The fee accrues at 2.25% per annum and is subject to a minimum payment upon termination of $337,500.”

13. In regards to footnotes (h) and (i), warrants should be disclosed in the Schedule of Investments separately. See Regulation S-X, Rule 12-12, footnote 2.

Response:

As requested, the Company will separately disclose warrants within the Equity Securities section of the Consolidated Schedule of Investments in future filings.

14. Per Form N-2 Item 8.6., please enhance footnote (a) to disclose the significance of holding investments that are not considered eligible portfolio companies. Quantify the percentage of nonqualified assets to total assets in footnote (a).

Response:

The Company will revise footnote (a) in future filings to disclose the significance of holding investments that are not considered eligible portfolio companies and quantify the percentage of nonqualified assets to total assets.

15. The Company has previously confirmed that Regulation S-X, Rules 3-09 and 4-08(g) do not currently apply to the Company. Please reconcile this with the disclosure in the last sentence of Note 3 on page F-18 indicating that for the fiscal period ended December 31, 2012, the Company held an investment representing greater than 10% of the Company’s investment income. Please explain whether the Company met the “income test” in Rule 1-02(w) of Regulation S-X.

Response:

The Company provided the cited disclosure in Note 3 for informative purposes only. The Company did not hold an equity position in the portfolio company cited in the last sentence of Note 3, and it was not a “subsidiary” as defined in Rule 1-02(x) of Regulation S-X. In addition, the Company confirms that for the years ended December 31, 2012 and 2013, no investments in which it did hold an equity position were “significant subsidiaries” for the purposes of Rules 1-02(w), 3-09 and 4-08(g) of Regulation S-X.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

Other Comments to Financial Pages

16. In Note 4 on page F-23, we note that certain Level 3 fair values were derived from different valuation techniques. Please disclose what the fair value was under each valuation technique.

Response:

The Company will make the requested disclosure in future filings.

17. In Note 4, we suggest you disclose the total fair value for Level 3 investments.

Response:

The Company will make the requested disclosure in future filings.

18. Please explain whether the cap on administrative fees was based on “average net assets,” “average managed assets” or “average gross assets” (p. F-25).

Response:

The Company will revise the disclosure in future filings to clarify that the cap on administrative fees was based on invested assets (which we calculate as “total assets less cash and cash equivalents”).

19. On page F-25, you disclose that for the years ended December 31, 2013 and 2012, the Company incurred $2,359 and $287, respectively, in administrative expenses. Please explain why the Statement of Operations states $528 and $133, respectively.

Response:

The Company will revise the disclosure in future filings to clarify that the $2,359 and $287 included in Consolidated Statements of Operations within the line items Professional fees, Administrative service fees, and General administrative fees represents all items subject to the administrative expense cap within the Administration Agreement, and the $528 and $133 refer specifically to MC Management overhead and salary allocation, a subset of items subject to the administrative expense cap, which is paid directly to MC Management.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

20. On page F-25, you state that the Company’s revolving credit facility is secured by a lien on all of the Company’s assets, but excluding the assets of the Company’s wholly-owned subsidiary. Please specifically identify on the Schedule of Investments which loans are pledged as collateral via a footnote.

Response:

The Company will revise the Consolidated Schedule of Investments in future filings to reflect those investments that are held by the SBIC subsidiary and therefore not collateral to the Company’s revolving credit facility discussed in Note 6. All other investments are collateral to the revolving credit facility.

21. In the last full paragraph in Note 7 (p. F-28), please disclose “gross unrealized appreciation/depreciation,” in addition to the net amount shown. See Regulation S-X, Rule 12-12, footnote 8.

Response:

The Company will revise the disclosure in future filings as requested.

22. In Note 9 (p. F-29), you disclose gross proceeds from the offerings. Please also disclose sales loads and offering costs related to the offerings.

Response:

The Company will revise the disclosure in future filings as requested.

23. In the last sentence on page F-31, please replace the word “dividend” with “distribution.” In subsequent filings and press releases, do not use the term dividend if there is a possibility of a return of capital on such distribution.

Response:

The Company will revise the disclosure in future filings as requested. In other filings and press releases, the Company will not use the term dividend if there is a possibility of a return of capital on such distribution.

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Ashley Vroman-Lee, Senior Counsel

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

April 16, 2014

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck

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